UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11‑K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Reliance Steel & Aluminum Co. Master 401(k) Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Reliance Steel & Aluminum Co.
Master 401(k) Plan

Financial Statements and Supplemental Schedules
As of December 31, 2017 and 2016 and
For the Year Ended December 31, 2017

Reliance Steel & Aluminum Co. Master 401(k) Plan

Financial Statements and Supplemental Schedules

As of December 31, 2017 and 2016 and

For the Year Ended December 31, 2017

Reliance Steel & Aluminum Co. Master 401(k) Plan

Contents

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Reliance Steel & Aluminum Co. Master 401(k) Plan

Los Angeles, California

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of delinquent participant contributions for the year ended December 31, 2017 and assets (held at end of year) as of December 31 2017 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2007.

Los Angeles, California

June 15, 2018

Financial Statements

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,	December 31,
	2017	2016
Assets
Investment:
Plan interest in Master Trust	$1,095,268,067	$950,505,302

Receivables:
Notes receivable from participants	27,038,584	25,471,938
Employer contributions	5,245,674	6,431,873
Due from trustee	646,229	327,671
Total receivables	32,930,487	32,231,482

Total assets	1,128,198,554	982,736,784

Liabilities
Excess contributions payable	333,959	571,976
Total liabilities	333,959	571,976

Net assets available for benefits	$1,127,864,595	$982,164,808

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2017
Additions
Income:
Plan interest in Master Trust investment income	$157,795,765
Interest from notes receivable from participants	1,147,995
Total income	158,943,760

Contributions:
Participants	42,405,228
Employer, net of forfeitures	22,292,746
Rollover	2,768,316
Total contributions, net	67,466,290

Transfer from other plan	2,874,668
Revenue sharing program credit	1,269,936

Total additions	230,554,654

Deductions
Benefits paid to participants and beneficiaries	84,723,179
Administrative expenses	131,688
Total deductions	84,854,867

Net increase	145,699,787

Net assets available for benefits, beginning of year	982,164,808

Net assets available for benefits, end of year	$1,127,864,595

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan provides certain benefits to the employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Sponsor”) whose subsidiaries are participating employers (“Participating Employers”) in the Plan. The Plan is administered by the Reliance Steel & Aluminum Co. Employee Benefit Committee (“Plan Administrator”). Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan. The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. Employees of subsidiaries of Reliance Steel & Aluminum Co., other than those listed below, are not covered under this Plan as of December 31, 2017.

Alaska Steel Company	Infra–Metals Co.
Allegheny Steel Distributors, Inc.	Liebovich Bros., Inc.
Aluminum and Stainless, Inc.	Metalcraft Enterprises, Inc.
American Metals Corporation	Metals USA, Inc.
AMI Metals, Inc.	Northern Illinois Steel Supply Co.
Best Manufacturing, Inc.	National Specialty Alloys, Inc.
CCC Steel, Inc.	Pacific Metal Company
Chapel Steel Corp.	PDM Steel Service Centers, Inc.
Chatham Steel Corporation	Phoenix Corporation
Clayton Metals, Inc.	Precision Flamecutting and Steel, Inc.
Continental Alloys and Services, Inc.	Service Steel Aerospace Corp.
Crest Steel Corporation	Siskin Steel & Supply Company, Inc.
Delta Steel, Inc.	Smith Pipe & Steel Company
Diamond Manufacturing Company	Sugar Steel Corporation
Durrett Sheppard Steel Co., Inc.	Sunbelt Steel Texas, Inc.
Earle M. Jorgensen Company	Tubular Steel, Inc.
Feralloy Corporation	Valex Corp.
Fox Metals and Alloys, Inc.	Viking Materials, Inc.
GH Metal Solutions, Inc.	Yarde Metals, Inc.

Effective October 2, 2017, Toma Metals, Inc. ceased being a participating employer in the Plan.

All employees of Ferguson Perforating Company became eligible to participate in the Plan as of January 1, 2018 and received past service credit for purposes of vesting under the provisions of the Plan.

Transfer from Other Plan

The value of the participant account balances, including notes receivable from participants, totaling $2,874,668 of the Alaska Steel Company 401(k) Plan was transferred into the Plan in 2017. All employees of Alaska Steel Company became eligible to participate in the Plan as of January 1, 2017 and received past service credit for purposes of vesting under the provisions of the Plan.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Participation

Eligible employees may enroll into the Plan on the first day of the calendar quarter following three months of completed service. The Plan’s recordkeeper automatically enrolls them into the Plan with a 3% deferral contribution, unless the employee elects a different deferral contribution percentage, or declines to participate.

Contributions

Participants may defer up to 50% of eligible compensation into the Plan, subject to federal limits. In addition, participating employers make matching contributions per payroll cycle, and some participating employers may make additional annual profit sharing contributions to the Plan. Eligible participants must be employed on the last day of the Plan year to receive the profit sharing contribution. All employer contributions are discretionary, as determined by the Company.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and allocations of investment earnings. The participant is entitled to the benefit from their vested account balance. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Percentage
Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Installment payment options are also available. Other withdrawals from participants' account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. As of December 31, 2017 and 2016, all forfeited nonvested account balances had been used to reduce Company contributions. For the year ended December 31, 2017, $581,420 was used to reduce the Company’s contributions.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years and up to ten years for the purchase of a primary residence. The Plan holds notes from transferred plans whose maturities may exceed ten years. Notes receivable from participants as of December 31, 2017 bear interest at rates ranging from 4.15% to 10.50% and mature through August 2040. Interest earned is recorded on an accrual basis as interest from notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits. In the case of a loan default, the loan is treated is a deemed distribution in accordance with the provisions of the Plan Document.

Administrative Expenses

Loan administration, overnight postage and short-term trading fees are charged by the trustee directly to the account balance of the applicable participants. These expenses totaled $131,688 for the Plan year ended December 31, 2017.

Participant maintenance-related expenses, non-investment costs and administrative expenses of the Plan are not reflected in the accompanying financial statements as they are paid by the Company and constitute exempt party-in-interest transactions under ERISA.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. The revenue sharing credits are invested in the money market fund until allocated to Plan participants. Revenue sharing credits, if any, are allocated on a quarterly basis equally to Plan participants with a balance as of the end of each quarter. The revenue sharing program credit for the year ended December 31, 2017 was $1,269,936, of which $623,707 was received by the Plan in 2017, and the balance, $646,229, recorded as Due from trustee, was received by the Plan in 2018.  The revenue sharing program credit for the year ended December 31, 2016 was $1,262,980, of which $935,309 was received by the Plan in 2016, and the balance, $327,671, recorded as Due from trustee, was received by the Plan in 2017.

2.Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), contract value is the relevant measure for investment contracts held by a defined-contribution plan that meet the fully benefit-responsive investment contract criteria. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan has a 100% interest in the net assets of the Reliance Steel & Aluminum Co. Master 401(k) Plan Master Trust (the “Master Trust”). See Note 3, Information Concerning the Master Trust.

The Plan, through the Master Trust, invests in the Fidelity Managed Income Portfolio which is a common collective trust. The common collective trust invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition).

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

The Master Trust holds investments in registered investment companies (mutual funds), a common collective trust, and in common stock. Registered investment companies (mutual funds) and common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in the registered investment companies represent the net asset value of the shares held by the Master Trust at year-end. The investment in the common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in the Fidelity Managed Income Portfolio, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant net asset value while generating a slightly higher yield than the money market fund. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is included in the accompanying Statement of Changes in Net Assets Available for Benefits as Plan interest in Master Trust investment income, which is detailed in Note 3, Information Concerning the Master Trust.

Risks and Uncertainties

The Plan has an interest in the Master Trust which invests in various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

3.Information Concerning the Master Trust

The Plan has a 100% interest in the net assets of the Master Trust. The following table summarizes the net assets of the Master Trust:

	Year Ended December 31,
	2017	2016
Assets
Investments, at fair value:
Interest-bearing cash	$3,403,796	$3,433,777
Money market fund	44,700,538	51,527,502
Mutual funds	935,703,712	786,844,385
Reliance Steel & Aluminum Co. common stock	80,853,472	77,331,651
Total investments, at fair value	1,064,661,518	919,137,315

Investment in common collective trust, at contract value	30,642,380	31,284,244
Total investments	1,095,303,898	950,421,559

Receivables:
Other receivables	20,315	350,088

Total assets	1,095,324,213	950,771,647

Liabilities
Other payables	56,146	266,345
Total liabilities	56,146	266,345

Net assets in Master Trust	$1,095,268,067	$950,505,302

The following table summarizes the total investment income of the Master Trust:

Year Ended
December 31, 2017
Investment income
Net appreciation in fair value of investments	$95,594,130
Interest and dividend income	62,201,635

Total Master Trust investment income	$157,795,765

Participants may invest in certain investments offered by Fidelity, the trustee and recordkeeper of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest-bearing cash. At December 31, 2017 and 2016, the Plan, through the Master Trust, held 1,300,201 and 1,343,156 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $84,221,437 and $80,849,171,  respectively. As of December 31, 2017 and 2016, the Reliance Steel & Aluminum Co. stock fund consisted of 942,458 and 972,236 shares, respectively, of Reliance Steel & Aluminum Co. common shares. At December 31, 2017 and 2016, the fund contained interest-bearing cash of $3,403,796 and $3,433,777, respectively, and other receivables of $20,315 and $350,088, respectively. The fund also contained other payables of $56,146 and $266,345 as of December 31, 2017 and 2016, respectively.

For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2017 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2018.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

4.Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$3,403,796	$—	$—	$3,403,796
Money market fund	44,700,538	—	—	44,700,538
Mutual funds	935,703,712	—	—	935,703,712
Reliance Steel &
Aluminum Co. common stock	80,853,472	—	—	80,853,472

Total investments at fair value	$1,064,661,518	$—	$—	$1,064,661,518

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s investment assets measured at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$3,433,777	$—	$—	$3,433,777
Money market fund	51,527,502	—	—	51,527,502
Mutual funds	786,844,385	—	—	786,844,385
Reliance Steel &
Aluminum Co. common stock	77,331,651	—	—	77,331,651

Total investments at fair value	$919,137,315	$—	$—	$919,137,315

The Master Trust’s investments that are measured at fair value on a recurring basis, such as the money market fund, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets.

5.Related Party Transactions

Certain Master Trust investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity, the trustee and recordkeeper as defined by the Plan. The Plan also engages in the purchase and sale of Reliance Steel & Aluminum Co. common stock. These transactions qualify as exempt party-in-interest transactions. Additionally, loans to Plan participants and the

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

Company compensating the employees who perform certain administrative functions of the Plan also qualify as exempt party-in-interest transactions.

6.Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated May 20, 2014, confirming compliance with the Pension Protection Act of 2006 (“PPA”) and in consideration of the 2010 Cumulative List of Changes in the Plan Qualification Requirements. Although the Plan has been subsequently restated and amended, the Plan Administrator believes the Plan is currently designed and operating in compliance with the applicable provisions of the Internal Revenue Code.

The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there were no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements. The Plan is no longer subject to U.S. federal tax examinations for years before 2014.

7.Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.Excess Contributions Payable

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The excess contributions payable balances were returned by the Plan to the participants prior to IRS deadlines.

9.Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the timeframe specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2017 Plan year. Late remittances amounted to $113,862 for the 2017 Plan year and the Company has remitted lost earnings to the Plan.

10.Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

	Year Ended December 31,
	2017	2016
Net assets available for
benefits as reported on Form 5500	$1,127,777,311	$982,241,796
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	87,284	(76,988)
Net assets available for benefits as reported
on the accompanying financial statements	$1,127,864,595	$982,164,808

Reliance Steel & Aluminum Co. Master 401(k) Plan

Notes to Financial Statements

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year Ended
December 31, 2017
Net increase in net assets available for benefits as
reported on Form 5500*	$145,535,515
Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust:
Beginning of year	76,988
End of year	87,284
Net increase in net assets available for Plan benefits
as reported on the accompanying financial statements	$145,699,787

* The net increase in net assets available for benefits as reported on Form 5500 includes asset transfers made during the year.

Supplemental Schedules

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number: 95-1142616

Plan Number: 003

Form: 5500

Year Ended December 31, 2017	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included: ☑
$113,862	$1,916 *	$111,946	—	—

* Contributions were corrected outside VFCP in 2018.

Reliance Steel & Aluminum Co. Master 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2017

Employer Identification Number: 95-1142616
Plan Number: 003
Form Number: 5500

		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Master trust:
*	Master Trust:	Plan interest in Master Trust investments	a	$1,095,180,783

	Notes receivable from
	participants:
		Notes receivable from participants with
		interest rates ranging from 4.15% to
		10.50%, collateralized by participants'
	Notes receivable from	account balance and maturing through
*	participants	August 2040	—	27,038,584

			Total	$1,122,219,367

* Represents a party-in-interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO.
MASTER 401(k) PLAN

Dated: June 15, 2018	By:	/s/ Karla R. Lewis
Karla R. Lewis
Member of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee

Exhibit

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—BDO USA, LLP